UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. )*

STAR SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, $.01 par value
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(Title of Class of Securities)

85517 P 10 1
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(CUSIP Number)

Kathleen M. O'Donnell
709 Hamptons Lane
Town & Country, MO 63017

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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication


December 27, 2000
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
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CUSIP NO. 85517 P10 1                                                                                           PAGE 2 of 5 PAGES

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
1.		NAME OF REPORTING PERSON
		Kathleen M. O'Donnell, as Trustee for Irrevocable Trust
		#1 FBO Francis E. O'Donnell, Jr., M.D.


            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ID # 43-6378204)
- ------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                          (a) [ ]
                                                                                                                          (b) [ ]
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3.          SEC USE ONLY

--------------------------------------------------------------------------------
4.          SOURCE OF FUNDS*

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5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                                [ ]

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6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

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                                     7.          SOLE VOTING POWER
        NUMBER OF
                                                      16,290,213.48
         SHARES                    	  ------------------------------------------
                                  	 8.          SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY EACH                   ------------------------------------------
                                     9.          SOLE DISPOSITIVE POWER
        REPORTING
                                                      16,290,213.48
         PERSON                       ------------------------------------------

                                    10.          SHARED DISPOSITIVE POWER

- -----------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      16,290,213.48

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12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                                                                   [ ]

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13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                      27.8%

- ------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*
                                                      IN

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Item 1.     Security and Issuer:  This statement relates to the Common Stock,
            $.01 par value, per share ("Common Stock") of Star Scientific, Inc. ("Star Scientific"). The address of Star Scientific's executive office is 16 South Market Street, Petersburg, Virginia 23803.

Item 2.     Identity and Background.

            The name of the persons filing this Schedule are as follows:

            1.           (a)  Kathleen M. O'Donnell, as Trustee for Irrevocable
                              Trust #1 FBO Francis E. O'Donnell, Jr., M.D.

                         (b) The business address of Kathleen M. O'Donnell is 709 Hamptons Lane
					Town & Country, MO 63017

                         (c)  No.

                         (d)  No.

                         (e)  No.

                         (f)  United States.

Item 3.     Source and Amount of Funds or Other Consideration. Not applicable

Item 4. Purpose of Transaction. On May 29, 2000 Irrevocable Trust #1 FBO Francis E. O'Donnell, Jr. M.D. contributed 200,000 shares of Common Stock of Star Scientific to its wholly-owned affiliate, The Hopkins Capital Group III, LLC and 200,000 shares of Common Stock to its wholly-owned affiliate, Hopkins Capital Group IV, LLC. On July 8, 2000, the Trust contributed 400,000 shares of Common Stock to its wholly-owned affiliate, The Hopkins Capital Group II, LLC. On Dec 27th, 2000 the Trust gifted 100,000 shares of Common Stock to charity. Kathleen M. O'Donnell serves as trustee of the trust.


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                                                               PAGE 4 OF 5 PAGES

Item 5.     Interest in Securities of the Issuer.

                         (a) Kathleen M. O'Donnell, as Trustee of Irrevocable Trust #1 FBO Francis E. O'Donnell, M.D., is deemed to beneficially own 16,290,213.48 shares of Common Stock, a 27.8% voting percentage by virtue of the voting and investment power over the shares contained in the trust.

                         (b) Kathleen M. O'Donnell, as Trustee of Irrevocable Trust #1 FBO Francis E. O'Donnell, M.D. - sole voting and dispositive power: 16,290,213.48 shares of Common Stock

                         (c)  Not applicable.

                         (d)  Not applicable.

                         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationship With respect to Securities of the Issuer.

                              Not applicable.

Item 7.                  Materials to be Filed as Exhibits.

                              Not applicable.



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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED: January 23, 2001

                                            KATHLEEN M. O'DONNELL, AS
                                            TRUSTEE FOR IRREVOCABLE TRUST
                                            #1 FBO FRANCIS E. O'DONNELL, M.D.

                                            ----------------------------------
                                            By:    Kathleen M. O'Donnell
                                            Title: Trustee